As filed with the Securities and Exchange Commission on January 5, 2018

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SIERRA INCOME CORPORATION
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
82632T 100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Seth Taube
Chief Executive Officer and Chairman
Sierra Income Corporation
280 Park Avenue, 6th Floor East
New York, NY 10017
(212) 759-0777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

 CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)
$6,895,659.73	$858.51

(a)
The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 873,974 shares of common stock of Sierra Income Corporation at a price equal to $7.89 per share as of the date of this filing, which is subject to change.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $858.51	Filing Party: Sierra Income Corporation
Form or Registration No.: Schedule TO-I	Date Filed: November 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (“SEC”) on November 22, 2017 by Sierra Income Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and was incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to 873,974 shares of its issued and outstanding common stock (the “Shares”). The repurchase offer of 873,974 shares represents the number of shares of common stock that the Company can repurchase with the proceeds it received from the issuance of shares of common stock under the Company’s distribution reinvestment plan during the three months ended September 30, 2017. Such offer was made based upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 22, 2017, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 11:59 PM, Eastern Time, on December 22, 2017, and a total of approximately 4,923,026 shares were validly tendered and not withdrawn pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased approximately 873,932 Shares at a price equal to $7.89 per Share (which represents the Company’s net asset value per share as of September 30, 2017) for an aggregate purchase price of approximately $6,895,315.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 5, 2018

SIERRA INCOME CORPORATION
By: /s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer and Chairman